

Mail Stop 4631

February 11, 2016

Via E-mail
Mr. Rami Tabet
Chief Executive Officer and Chief Financial Officer
Wishbone Pet Products Inc.
2857 Sherwood Heights Drive
Oakville, Ontario L6J 7J9

     RE: **Wishbone Pet Products Inc.**
             Form 10-K for the Year Ended April 30, 2015
             Filed June 29, 2015
             File No. 333-183839

Dear Mr. Tabet:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended April 30, 2015

Item 8: Financial Statements and Supplementary Data, page 14

1.   Please make arrangements with your auditor to revise the audit report presented on page F-1 to comply with Rule 2-02 of Regulation S-X and AS 3101. The revised audit report should be included in an amendment to your Form 10-K. Ensure that you include certifications that are currently dated and refer to the Form 10-K/A.

Item 9A(T): Controls and Procedures, page 15

A. Disclosure Controls and Procedures, page 15

2.   In the first paragraph of this section, you disclose that your disclosure controls and procedures were adequate. Meanwhile, in the second paragraph of this section, you

disclose that your disclosure controls and procedures were not effective. In an amendment to your Form 10-K, please revise to disclose your conclusion that your disclosure controls and procedures are effective or ineffective, whichever the case may be. Refer to Item 307 of Regulation S-K.

3.   Please revise future filings to clarify which version, 1992 or 2013, of the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission's *Internal Control — Integrated Framework* you utilized when performing your assessment of internal control over financial reporting.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or Ernest Greene, Staff Accountant, at (202) 551-3733 with any questions.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief
Office of Manufacturing and Construction